EXHIBIT 99.4

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-286169, File No. 333-278683, File No. 333-269242, File No. 333-267510, File No. 333-262233 and File No. 333-233156) of our reports dated March 11, 2026 with respect to the financial statements of SNDL Inc. (the “Company”) and the effectiveness of internal control over financial reporting of the Company included in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ CBIZ CPAs P.C.

New York, NY

March 11, 2026